LeddarTech Holdings Inc.
4535, Boulevard Wilfrid-Hamel, Suite 240
Quebec G1P 2J7, Canada

November 7, 2023

United States Securities and Exchange Commission
Office of Technology
Division of Corporation Finance
100 F Street. N.E.
Washington, D.C. 20549-3561

Re:	LeddarTech Holdings Inc. Amendment No. 1 to Draft Registration Statement on Form F-4 Submitted September 28, 2023 CIK No. 0001981462

Ladies and Gentlemen:

On behalf of LeddarTech Holdings Inc. (the “Company”, “LeddarTech,” “we,” “us” or “our”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 12, 2023, with respect to the above-referenced Draft Registration Statement on Form F-4 (the “Draft Registration Statement”).

The Company has filed via EDGAR its first Registration Statement on Form F-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-4

Cover Page

1.	Staff’s comment:

Please expand your disclosure on the cover page to clarify that Prospector’s Sponsor, directors, and officers are participating in the PIPE Financing.

Response:

We acknowledge the Staff’s comment and have expanded the relevant disclosure on the cover page of the Registration Statement to reflect that the Sponsor and certain of its officers and directors are participating in the PIPE Financing.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

November 7, 2023

Unaudited Pro Forma Condensed Consolidated Financial Information, page 72

2.	Staff’s comment:

Refer to the revised disclosure on page 73 that states that the $200 million is based on the $10/share redemption value of the Prospector SPAC common stock held in the Trust. We note that each holder of Prospector Class A Shares that elects not to participate in the redemption will receive one additional Prospector Class A Share for each non-redeemed Prospector Class A Share. We also note that you disclose market value fluctuations of the continuing entity following the business combination on pages 77-79 and 87 and several pro forma adjustments also disclose assumptions of a $5/share value which incorporates the 2 for 1 stock to be received by Prospector Class A Shareholders in the event that they elect not to redeem their shares. Please expand the disclosure everywhere you disclose the $200 million value of the transaction to also address such potential market changes immediately following the Business Combination, either through a sensitivity analysis or the impact of assuming $5/share value.

Response:

We acknowledge the Staff's comments and respectfully advise the Staff that, as stated on page 74 and throughout the Registration Statement, $200 million reflects the aggregate equity value of the AmalCo Shares to be issued to LeddarTech Holders in exchange for all of the issued and outstanding Company Common Shares, based on a $10 per share valuation of such Company Common Shares as negotiated by the parties to the Business Combination Agreement and as described therein. We respectfully remind the Staff that such $10 per share negotiated valuation is not related to, or the same as, the redemption value of the Prospector Class A Shares, which, as disclosed in the Registration Statement, is higher than $10 per share and is based on the funds held in the Trust Account. $200 million is a pre-money equity valuation that is not dependent on either the trading price of the Prospector Class A Shares nor the redemption value of the Prospector Class A Shares, and is not the valuation of the combined Surviving Company following the consummation of the Business Combination. For purposes of the unaudited pro forma condensed consolidation financial information, US$10.00 per Surviving Company Common Share has been used. We further respectfully advise the Staff that the references to $5 per share in the narrative disclosure relating to the unaudited pro forma condensed consolidated financial information only provide illustrative sensitivity disclosure relating to the valuation of certain fair value measurements utilized therein in order to provide additional context to investors, and is not an indication that the issuance of the additional Prospector Class A Share to each holder of Prospector Class A Shares that elects not to participate in the Prospector Shareholder Redemption results in either a valuation of the Surviving Company Common Shares at $5 per share (or any other price) or any change in the Equity Value, which is a static negotiated valuation.

The Company has revised the disclosure on page 74 and throughout the Registration Statement to clarify the nature of the references to $5 per share in the narrative disclosure relating to the unaudited pro forma condensed consolidated financial information as illustrative fair value examples rather than adjustments, on page 80 and throughout the Registration Statement that the additional Prospector Class A Shares to be issued as a dividend reflect an effort to reduce redemptions in an ongoing high-redemption environment for special purpose acquisition company business combinations, and on page 74 and throughout the Registration Statement to highlight the risk that the negotiated valuation of the Company Common Shares may not be reflective of the market price of the Surviving Company Common Shares following the closing of the Business Combination.

3.	Staff’s comment:

Refer to your response to prior comment 16. We note that public shareholders of SPAC Class A common stock will receive a “dividend” immediately following their decision not to redeem their shares for $10 and that the market value immediately following the transaction may be $5 per share, as disclosed in the notes to the pro forma financial information. We also note that the entity following the business combination will have 20 million common shares outstanding and that you believe that this transaction is a “Qualified IPO” valued at or above $200 million since the redemption value of $10 per share for the 20 million shares totals $200 million. Please disclose, in detail, the basis for your belief that a transaction in which PIPE investors will receive a 40% interest for a $44 million investment in convertible notes and warrants and public Class A common stockholders need to be provided an additional share for each share that they do not redeem for $10 as an incentive to retain their shares meets the criteria of a “Qualified IPO” of $200 million.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

November 7, 2023

Response:

We acknowledge the Staff’s comment and have included additional disclosure in the Registration Statement related to the determination by the parties, in arms’ length negotiations, regarding the $200 million valuation, and we have also included additional disclosures throughout the Registration Statement with respect to uncertainties regarding the post-closing market value of the Surviving Company Common Shares.

The Company supplementally advises the Staff that, prior to entering into the Business Combination Agreement, LeddarTech’s shareholders amended the definition of “Qualified IPO” to reduce the monetary threshold to $200 million. The amendment was made specifically for the purpose of having the Business Combination fall within the definition of “Qualified IPO,” with LeddarTech’s shareholders having been advised of the specific terms of the Business Combination, including the issuance of the “dividend” share to non-redeeming holders, prior to approving the amendment.As noted above, the $200 million is a pre-money equity valuation that is not dependent on either the trading price of the Prospector Class A Shares nor the redemption value of the Prospector Class A Shares, and is not the valuation of the combined Surviving Company following the consummation of the Business Combination. We further respectfully advise the Staff that the references to $5 per share in the narrative disclosure relating to the unaudited pro forma condensed consolidated financial information only provide illustrative sensitivity disclosure relating to the valuation of certain fair value measurements utilized therein in order to provide additional context to investors, and is not an indication that the issuance of the additional Prospector Class A Share to each holder of Prospector Class A Shares that elects not to participate in the Prospector Shareholder Redemption results in either a valuation of the Surviving Company Common Shares at $5 per share (or any other price) or any change in the Equity Value, which is a static negotiated valuation.

More specifically, after effectiveness of the amendment, LeddarTech’s Board of Directors, including its disinterested directors on a fully informed basis, determined that the Business Combination met the definition of a Qualified IPO. The transaction value was agreed with Prospector on the basis of extensive arms’ length negotiations between the parties over a protracted period. We also note that the principal rationale for the SPAC issuing the “dividend” share to non-redeeming holders was to reduce the likelihood of redemptions, given the current environment of high redemptions for special purpose acquisition company business combinations. The Company has revised the disclosure on page 74 and throughout the Registration Statement to clarify the nature of the references to $5 per share in the narrative disclosure relating to the unaudited pro forma condensed consolidated financial information as illustrative fair value examples rather than adjustments.

Moreover, the terms of the Business Combination, as reflected in the Plan of Arrangement, will be presented to LeddarTech’s shareholders for their approval at a special meeting, and the Plan of Arrangement must be approved by the Superior Court of Québec, which under Canadian law will consider, among other things, the fairness of the Arrangement.

4.	Staff’s comment:

Refer to the disclosure of fair value of consideration issued on page 94. Please expand the disclosure to incorporate the uncertainty in the market value of the Surviving Company Common Shares noted above.

Response:

We acknowledge the Staff’s comment and have expanded the subject disclosure regarding the uncertainty in the market value of the Surviving Company Common Shares.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

November 7, 2023

Information about LeddarTech
Business Model, page 221

5.	Staff’s comment:

We note your response to prior comment 19. Please expand your disclosure to specifically address how and when the company intends to generate revenue from its fusion and perception business, including details surrounding its anticipated future revenue sources. Also, we note your disclosure that “a major part of LeddarTech’s future revenue is derived from software licensing.” Please expand your disclosure to discuss LeddarTech’s software licensing business in greater detail and how the company intends to generate revenue from software licensing.

Response:

We acknowledge the Staff’s comment and have expanded the disclosure regarding LeddarTech’s future generation of revenue and LeddarTech’s software licensing business.

LeddarTech’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Management, page 274

6.	Staff’s comment:

We note your response to prior comment 24. Please expand your disclosure to discuss any plans and requirements for raising additional funding. In this regard, we note your disclosure that the “Surviving Company’s liquidity position will be further constrained by the requirement to maintain a minimum cash balance of at least $10 million from the completion of the Business Combination through October 31, 2024, with reduced cash balance requirements thereafter.”

Response:

We acknowledge the Staff’s comment and have included additional disclosures under a new caption (“Anticipated Need for Additional Capital”) related to the Company’s plans and requirements for additional capital raising.

Certain Prospector Relationships and Related Party Transactions, page 279

7.	Staff’s comment:

We note your response to prior comment 25. Please quantify each of the Prospector officers and directors’ ownership interests in LeddarTech.

Response:

We acknowledge the Staff’s comment and have expanded the disclosure to reflect the ownership interest in LeddarTech held by Prospector’s directors and officers.

Division of Corporation Finance

Office of Technology

United States and Exchange Commission

November 7, 2023

Security Ownership of Certain Beneficial Owners and Management, page 308

8.	Staff’s comment:

Please update your footnote disclosure to identify the natural person(s) that hold voting and/or dispositive power of the relevant shares, of Investissement Québec, BDC Capital Inc., and Fidelity True North Fund, or tell us why it is not required.

Response:

We acknowledge the Staff’s comment and have included additional disclosure in the footnotes to the beneficial ownership table.

Please direct any questions you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, please contact John T. Blatchford at (312)-609-7605 or Christopher G. Barrett at (312) 609-7557 of Vedder Price P.C.

Very truly yours,

LeddarTech Holdings Inc.

By:	/s/ David Torralbo
Name:	David Torralbo
Title:	Chief Legal Officer

cc:	John T. Blatchford
Christopher Barrett